EXHIBIT III

Breakdown of registered

securities held by or

for the account of the registrant

Title of Issue	Amount as to which registration is effective		Amount held by or for the account of the Registrant
2.875% Notes due August 15, 2023	USD	4,000,000,000	USD	7,500,000